Mail Stop 4561

August 21, 2007

Kyu Sul Choi
So-Hyun Park
IR Team
Kookmin Bank
36-3, Yeoido-dong
Yeongdeungpo-gu
Seoul 150-758, Korea

RE: **Kookmin Bank**
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 1-15258

Dear Mr. Choi and Ms. Park:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006
Management's Discussion and Analysis
Liquidity, page 124

1.   We note your disclosure in the Risk Factor on page 18 regarding your significant
        reliance on short-term funding sources, primarily customer deposits, to meet
        funding requirements. We also note that approximately 92% of these deposits
        had maturities of a year or less or were payable on demand at December 31, 2006
        and that you attribute the increase in deposits in prior years to the lack of
        alternative investment opportunities for individuals and households in Korea, in
        light of the low interest rate environment and volatile stock market conditions.
        Please revise your future filings to explain how you intend to fund operations if
        the majority of these deposits do not rollover, in light of expected market
        conditions. Provide us with your proposed future disclosure.

Notes to Consolidated Financial Statements
Basis of Presentation and Consolidation, page F-13

2.   We note you held a 51% equity interest in KB Life ("KBL"), a joint venture with
        ING, as of December 31, 2006.   It is our understanding, based on the disclosures
        in your 2005 Form 20-F, that you account for this interest using the equity method
        of accounting pursuant to the guidance in EITF 96-16. Please provide us with the
        following information:

        •   tell us whether our understanding of your accounting policy is correct;
        •   provide us with a summary of the key minority shareholders' rights and
            deadlock provisions from your joint venture agreement or memorandum of
            understanding and any other supplemental agreements;
        •   tell us if KBL is a variable interest entity within the scope of FIN 46(R). If so,
            tell us why it is not required to be consolidated; and
        •   quantify KBL's total assets, liabilities and net income under U.S. GAAP for
            each period presented.

Note 35- Segment Reporting, page F-66

3.   We note you provided reconciliations of your reportable segments' assets and
        revenues to consolidated assets and revenues, respectively and identified
        significant reconciling items. Please revise your future filings to describe the
        significant reconciling items identified in these reconciliations for each period
        presented. For example, we note the reconciling item "U.S. GAAP adjustments,"
        but are unable to locate a description of the significant differences between asset

and revenue accounting policies in U.S. and Korean GAAP. Provide us with your proposed future disclosure. Refer to paragraph 32 of SFAS 131.

4.   We note you provided a reconciliation of your reportable segments' net income to consolidated net income in your tables on pages F-67 and F-68. It does not appear that you provided reconciliations of the other line item totals in these tables to the corresponding consolidated amounts. Please tell us why you believe additional reconciliations are not required. If you do not provide the reconciliations due to impracticability, please so state. Refer to paragraph 32d of SFAS 131.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3490 if you have questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant